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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)
UPDATE ON MAJOR TRANSACTION
IN RELATION TO

ESTABLISHMENT OF A JOINT VENTURE WITH
HUBEI SCIENCE & TECHNOLOGY INVESTMENT GROUP CO., LTD.

This announcement is made pursuant to Rules 14.36 and 14.36A of the Listing Rules.

Reference is made to the announcement dated 16 April 2012 issued by the Company in relation to the establishment of the Joint Venture (the “Announcement”). Unless the context requires otherwise, capitalised terms used in this announcement shall have the same meanings as those defined in the Announcement.

Delay in formation of Joint Venture

As disclosed in the Announcement, it was anticipated that the formation of the Joint Venture would be delayed until the first half of 2013.

The Company currently expects that the formation of any business collaboration with Hubei Science & Technology will be further delayed due to changing domestic market conditions and the world economic situation. Both parties require additional time to analyse strategies and collaboration direction, aiming to optimize potential interests of both parties.

Furthermore, after friendly discussions with relevant parties and having gone through a transition period in transferring responsibility to Wuhan Xinxin, the Company announces that it has ceased to manage and operate the 300mm wafer fab in Wuhan owned by Wuhan Xinxin.

Delay in despatch of Circular

In accordance with Rule 14.36A of the Listing Rules and in light of the ongoing negotiations of the details of any joint business collaboration with Hubei Science & Technology, the Company hereby announces that the despatch of the Circular will be delayed until the date on which the parties have finalized the relevant details.

The Company will make further announcement(s) as and when appropriate pursuant to the relevant requirements of the Listing Rules.

Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu

Chief Executive Officer
Executive Director

Shanghai, 25 March 2013

As at the date of this announcement, the Directors are Zhang Wenyi as Chairman of the Board of Directors and Executive Director of the Company; Tzu-Yin Chiu as Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang, Lawrence Juen-Yee Lau (Datong Chen as his Alternate) and Zhou Jie as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi, Frank Meng and Lip-Bu Tan as Independent Non-Executive Directors of the Company.